SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                        Report of Foreign Private Issuer
                     Pursuant to Rule 13a -16 or 15d -16 of
                      the Securities Exchange Act of 1934


                Report on Form 6-K for the month of December 2003

                                The BOC Group plc
                           Chertsey Road, Windlesham,
                                 Surrey GU20 6HJ
                                     England


          (Name and address of registrant's principal executive office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F __X__ Form 40-F _____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|


     Enclosures:
     1. A notification dated 1 December 2003 advising of a settlement agreed in respect of US Retirement Benefit Plan litigation.
     2. A notification dated 10 December 2003 to advise that a copy of the Company's Annual Report 2003 and associated documents, were available at the UKLA Document Viewing Facility.

     3. A notification dated 11 December 2003 to advise that a copy of the Company's Form 20-F 2003, was available at the UKLA Document Viewing Facility.
     4. A notification dated 16 December 2003, advising details of an exercise and sale of shares by J L Walsh, a director of the Company, under The BOC Group plc Executive Share Purchase Plan.
     5. A notification dated 16 December 2003, advising details of an exercise and sale of shares by R Medori, a director of the Company, under The BOC Group plc Executive Share Purchase Plan.

  THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 1 DECEMBER 2003
                  AT 09.00 HRS UNDER REF: PRNUK-0112030847-BF69



1 December 2003

US Retirement Benefit Plan litigation


The BOC Group's preliminary results statement issued on 13 November 2003 included details of an action filed against The BOC Group Cash Balance

Retirement Plan (the Plan) in the US. The Plan was contesting the action and the maximum potential liability was estimated at US$116 million. Subsequently the parties have reached agreement in principle to settle at US$69 million.


The settlement will be paid out of Plan assets. A provision of US$69 million has been made in the audited financial statements of the Group for the year ending on 30 September 2003, which will be published in December. Under UK pension accounting rules (FRS 17) this amount has been recognised in the Group's profit and loss account and has been treated as an exceptional item.

--------------------- ----------------------------------------------------------
Contact:              Christopher Marsay, Director - Investor Relations
--------------------- ----------------------------------------------------------
                      Tel: 01276 477222 (International +44 1276 477222)
--------------------- ----------------------------------------------------------

  THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                              ON 10 DECEMBER 2003
                  AT 17.15 HRS UNDER REF: PRNUK-1012031714-763D



10 December 2003

THE BOC GROUP plc - ANNUAL REPORT 2003

Copies of the Report and Accounts 2003, Annual Review and Summary Financial Statements 2003, Notice of Annual General Meeting and Form of Proxy have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel.no. (0)20 7676 1000

The BOC Group plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE AT
15.50 HRS ON 11 DECEMBER 2003 UNDER REF. NO. PRNUK-1112031545-0B30



11 December 2003

THE BOC GROUP plc - FORM 20-F 2003

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel.no. (0)20 7676 1000

 THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE AT
                         17.25 HRS ON 16 DECEMBER 2003
                       UNDER REF NO: PRNUK1612031724-8074


                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


All relevant boxes should be completed in block capital letters.
------ ---------------------------------------------- ---- ----------------------------------------------
1.     Name of company                                2.   Name of director
------ ---------------------------------------------- ---- ----------------------------------------------
       THE BOC GROUP plc                                   JOHN LAWRENCE WALSH
------ ---------------------------------------------- ---- ----------------------------------------------

------ ---------------------------------------------- ---- ----------------------------------------------
3.     Please state whether notification indicates    4.   Name of the registered holder(s) and, if
       that it is in respect of holding of the             more than one holder, the number of shares
       shareholder named in 2 above or in respect          held by each of them (if notified)
       of a non-beneficial interest or in the case
       of an individual holder if it is a holding
       of that person's spouse or children under
       the age of 18 or in respect of a
       non-beneficial interest
------ ---------------------------------------------- ---- ----------------------------------------------
       IN RESPECT OF A HOLDING OF THE DIRECTOR IN 2        JOHN LAWRENCE WALSH
       ABOVE
------ ---------------------------------------------- ---- ----------------------------------------------

------ ---------------------------------------------- ---- ----------------------------------------------
5.     Please state whether notification relates to   6.   Please state the nature of the transaction.
       a person(s) connected with the director             For PEP transactions please indicate whether
       named in 2 above and identify the connected         general/single co PEP and if
       person(s)                                           discretionary/non discretionary
------ ---------------------------------------------- ---- ----------------------------------------------
       N/A                                                 EXERCISE AND SALE OF EXECUTIVE SHARE
                                                           PURCHASE PLAN
------ ---------------------------------------------- ---- ----------------------------------------------

------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------
7.      Number of            8.    Percentage of      9.    Number of            10.   Percentage of
        shares/amount of           issued class             shares/amount of           issued class
        stock acquired                                      stock disposed
------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------
        10,896                     LESS THAN 0.1%           6,000                      LESS THAN 0.1%
------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------

-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------
11.      Class of security   12.   Price per share    13.   Date of             14.    Date company
                                                            transaction                informed
-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------
         ORDINARY SHARES           EXERCISE: 677p           16 DECEMBER 2003           16 DECEMBER 2003
         OF 25p EACH               SALE:  824p
-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------


------- --------------------------------------------- ----- ---------------------------------------------
15.     Total holding following this notification     16.   Total percentage holding of issued class
                                                            following this notification
------- --------------------------------------------- ----- ---------------------------------------------
        18,071 ORDINARY SHARES                              0.11%
        524,138 OPTIONS
------- --------------------------------------------- ----- ---------------------------------------------


If a director  has been granted options by the company please complete the following boxes.
------- --------------------------------------------- ----- ---------------------------------------------
17.     Date of grant                                 18.   Period during which or date on which
                                                            options exercisable
------- --------------------------------------------- ----- ---------------------------------------------
        N/A                                                 N/A
------- --------------------------------------------- ----- ---------------------------------------------


------- --------------------------------------------- ----- ---------------------------------------------
19.     Total amount paid (if any) for grant of the   20.   Description of shares or debentures
        option                                              involved: class, number
------- --------------------------------------------- ----- ---------------------------------------------
        N/A                                                 N/A
------- --------------------------------------------- ----- ---------------------------------------------


------- --------------------------------------------- ----- ---------------------------------------------
21.     Exercise price (if fixed at time of grant)    22.   Total number of shares or debentures over
        or indication that price is to be fixed at          which options held following this
        time of exercise                                    notification
------- --------------------------------------------- ----- ---------------------------------------------
        N/A                                                 N/A
------- --------------------------------------------- ----- ---------------------------------------------


------- --------------------------------------------- ----- ---------------------------------------------
23.     Any additional information                    24.   Name of contact and telephone number for
                                                            queries
------- --------------------------------------------- ----- ---------------------------------------------
        N/A                                                 KAREN WESTON 01276 807388
------- --------------------------------------------- ----- ---------------------------------------------


-------- ------------------------------------------------------------------------------------------------
25.      Name and signature of authorised company official responsible for making this notification

         KAREN WESTON, ADMINISTRATION ASSISTANT
         DATE OF NOTIFICATION 16 DECEMBER 2003
-------- ------------------------------------------------------------------------------------------------

 THE BOC GROUP PLC ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE AT
                          17.21HRS ON 16 DECEMBER 2003
                       UNDER REF NO: PRNUK-1612031719-02E8


                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


All relevant boxes should be completed in block capital letters.
------ ---------------------------------------------- ---- ----------------------------------------------
1.     Name of company                                2.   Name of director
------ ---------------------------------------------- ---- ----------------------------------------------
       THE BOC GROUP PLC                                   RENE MEDORI
------ ---------------------------------------------- ---- ----------------------------------------------


------ ---------------------------------------------- ---- ----------------------------------------------
3.     Please state whether notification indicates    4.   Name of the registered holder(s) and, if
       that it is in respect of holding of the             more than one holder, the number of shares
       shareholder named in 2 above or in respect          held by each of them (if notified)
       of a non-beneficial interest or in the case
       of an individual holder if it is a holding
       of that person's spouse or children under
       the age of 18 or in respect of a
       non-beneficial interest
------ ---------------------------------------------- ---- ----------------------------------------------
       IN RESPECT OF A HOLDING OF THE DIRECTOR IN 2        RENE MEDORI
       ABOVE
------ ---------------------------------------------- ---- ----------------------------------------------


------ ---------------------------------------------- ---- ----------------------------------------------
5.     Please state whether notification relates to   6.   Please state the nature of the transaction.
       a person(s) connected with the director             For PEP transactions please indicate whether
       named in 2 above and identify the connected         general/single co PEP and if
       person(s)                                           discretionary/non discretionary
------ ---------------------------------------------- ---- ----------------------------------------------
       N/A                                                 EXERCISE AND SALE OF EXECUTIVE SHARE
                                                           PURCHASE PLAN
------ ---------------------------------------------- ---- ----------------------------------------------


------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------
7.      Number of            8.    Percentage of      9.    Number of            10.   Percentage of
        shares/amount of           issued class             shares/amount of           issued class
        stock acquired                                      stock disposed
------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------
        20,000 ORDINARY            LESS THAN 0.1%           20,000 SHARES SOLD         LESS THAN 0.1%
        SHARES OF 25P EACH
------- -------------------- ----- ------------------ ----- -------------------- ----- ------------------

-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------
11.      Class of security   12.   Price per share    13.   Date of             14.    Date company
                                                            transaction                informed
-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------
         ORDINARY SHARES           EXERCISE: 677p           16 DECEMBER 2003           16 DECEMBER 2003
         OF 25P EACH               SALE: 824p
-------- ------------------- ----- ------------------ ----- ------------------- ------ ------------------

------- --------------------------------------------- ----- ---------------------------------------------
15.     Total holding following this notification     16.   Total percentage holding of issued class
                                                            following this notification
------- --------------------------------------------- ----- ---------------------------------------------
        16,772 ORDINARY SHARES                              0.1%
        502,148 OPTIONS
------- --------------------------------------------- ----- ---------------------------------------------


If a director has been granted options by the company please complete the following boxes.
------- --------------------------------------------- ----- ---------------------------------------------
17.     Date of grant                                 18.   Period during which or date on which
                                                            options exercisable
------- --------------------------------------------- ----- ---------------------------------------------
        N/A                                                 N/A
------- --------------------------------------------- ----- ---------------------------------------------


------- --------------------------------------------- ----- ---------------------------------------------
19.     Total amount paid (if any) for grant of the   20.   Description of shares or debentures
        option                                              involved: class, number
------- --------------------------------------------- ----- ---------------------------------------------
        N/A                                                 N/A
------- --------------------------------------------- ----- ---------------------------------------------

------- --------------------------------------------- ----- ---------------------------------------------
21.     Exercise price (if fixed at time of grant)    22.   Total number of shares or debentures over
        or indication that price is to be fixed at          which options held following this
        time of exercise                                    notification
------- --------------------------------------------- ----- ---------------------------------------------
        N/A                                                 N/A
------- --------------------------------------------- ----- ---------------------------------------------


------- --------------------------------------------- ----- ---------------------------------------------
23.     Any additional information                    24.   Name of contact and telephone number for
                                                            queries
------- --------------------------------------------- ----- ---------------------------------------------
        N/A                                                 KAREN WESTON  01276 807388
------- --------------------------------------------- ----- ---------------------------------------------


-------- ------------------------------------------------------------------------------------------------
25.      Name and signature of authorised company official responsible for making this notification

         KAREN WESTON, ADMINISTRATION ASSISTANT
         Date of notification 16 DECEMBER 2003
-------- ------------------------------------------------------------------------------------------------

                                    SIGNATURE


          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




Date:January 2, 2004



                                       By:  /s/    Sarah Larkins
                                            --------------------
                                            Name:  Sarah Larkins
                                            Title: Assistant Company Secretary